Exhibit 99.1

Naked Brand Group Limited Announces Completion of Executive Team Appointments

Key Hires Across Finance, Retail, Technology, Logistics and Merchandise to Lead the Business Back to Profitability

SYDNEY - January 14, 2020 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has announced new key executive management appointments under Chief Executive Officer Anna Johnson across finance, retail, technology, logistics and merchandise departments to lead the business through the completion of the strategic turnaround and back to profitability.

Cheryl Durose joins Naked as Chief Financial Officer, having formerly spent 10 years at The Warehouse Group (NZE: WHS), where she oversaw the finances of several brands with a combined $1 billion in sales annually. Previously, she held several senior finance roles with Adidas UK. Ms. Durose brings with her substantial experience in retail operations and strategic financial planning of public companies. She previously worked closely with Ms. Johnson at The Warehouse Group, where Ms. Johnson served as general manager prior to rejoining Naked as CEO.

Angela Mana-Tupara has been appointed General Manager – Retail, bringing with her over 13 years of experience in retail operations and senior management. Ms. Mana-Tupara joins Naked from the global firm Cotton On Group, where she sat on the executive team leading strategic projects, including spearheading the Cotton on Kids brand.

Chin Edirisuriya joins Naked as General Manager – Technology & Transformation, joining the company from Hewlett Packard, where he spent nine years in senior leadership positions. Most recently Mr. Edirisuriya led the PC Category business, driving 16 quarters of growth and leading several strategic transformation projects. Prior to HP, Mr. Edirisuriya worked with current Naked CEO Anna Johnson at Harvey Norman.

Lyle Cardy has been appointed as General Manager – Logistics, joining the company from The Warehouse Group, where he led several strategic initiatives to solidify The Warehouse Group’s distribution, logistical network and supply chain. Mr. Cardy’s depth of experience in all aspects of logistics is expected to help drive operational synergies throughout Naked’s global operating platform.

Kirsty McKeown re-joins Naked as General Manager – Merchandise, having previously worked with Naked in numerous merchandise roles over a nine-year period. Immediately prior to re-joining Naked, Ms. McKeown served as Head of Merchandise at Signature Rugs, leveraging her extensive experience in overseas sourcing and production to drive forward key initiatives.

“I am truly thrilled to announce this suite of key hires, each a seasoned operator in their respective fields, who I have no doubt will create value for Naked and its shareholders,” said Anna Johnson, Chief Executive Officer of Naked Brand Group. “I would like to thank David Adams, our interim Chief Financial Officer prior to Ms. Durose’s hire, for his hard work to get Naked to where it is today. We all wish him the best in his future endeavors. On the corporate level, our strategic turnaround is progressing, and I look forward to what the future holds for our revitalized company.”

Further details about the appointment of Ms. Durose are available on a Form 6-K filed by the Company, which is accessible in the investor relations section of the Company’s website at www.nakedbrands.com and through the U.S. Securities and Exchange Commission’s website here.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “ positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. Examples of forward-looking statements include, among other things, statements regarding continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that our restructuring initiative does not achieve the expected benefits; our ability to maintain sufficient inventory; the risk that we do not regain, or do not thereafter maintain, compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended January 31, 2019, as amended. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235